

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Wai Lau
Chief Executive Officer
Intelligent Group Ltd
6/F, Wing On Cheong Building
5 Wing Lok Street
Sheung Wan, Hong Kong

> **Re: Intelligent Group Ltd**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted November 15, 2022**
> **CIK No. 0001916416**

Dear Wai Lau:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted November 15, 2022

Prospectus Summary
Permission Required From Hong Kong and Chinese Authorities, page 7

1. We note your response to comment 1, as well as your revised disclosure. Please revise to address the basis for your disclosure that "[w]e also understand that IGL, IJL and ITL are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus." For example, disclose whether you relied on an opinion of counsel or alternatively are relying on management's internal assessment and discuss such assessment. Please make conforming changes on your prospectus cover page and in your risk factor on page 14.

Unaudited Condensed Consolidated Statements of Income, page F-22

2.   We reviewed your response and revisions in response to comment 4. Dividends exceed earnings in the current year. In these situations, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. This is true even if the stated use of offering proceeds is other than for the payment of dividends. Refer to SAB Topic 1:B.3. In addition, since the dividend is reflected in your financial statements for the six months ended May 31, 2022, please remove the November 31, 2021 pro forma balance sheet information on page 12.

You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick